February 3, 2016

Mr. Stephen Krikorian

Accounting Branch Chief

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Zix Corporation

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 11, 2015

File No. 000-17995

Dear Mr. Krikorian:

This letter sets forth the response of Zix Corporation (the “Company”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 21, 2016 (the “Comment Letter”). As requested by the Staff, the Company will address the Staff’s comments in this response letter and on an ongoing basis in our future annual, quarterly and current reports and in our next proxy statement. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth our response below each comment.

Form 10-K for the Fiscal Year Ended December 31, 2014

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

Staff Comment:

1.

Please identify the accounting literature you apply to your revenue arrangements and explain in greater detail how you determined that your arrangements were within the scope of that literature. As part of your response, tell us how you considered the guidance in ASC 985-605-15-3 and ASC 985-605-55-119 through 55-124 in your conclusion that your arrangements are within the scope of ASC 985-605, as noted

www.zixcorp.com    2711 N. Haskell Ave.  |  Suite 2200, LB 36  |  Dallas, TX 75204  |  phone 214 370 2000  |  fax 214 515 7385

U.S. Securities and Exchange Commission

February 3, 2016

from your response to prior comment 1. In this regard, we note from your filing that you provide your secure email encryption solution in a Software-as-a-Service (SaaS) model. We also note from your response to prior comment 1 that your email encryption software runs on servers that either reside (i) at your customers’ sites or (ii) in your data center and act as a virtual server to your customers. Please tell us whether your customers purchase the servers that reside at your customers’ site. That is, explain how such arrangements are being provided as a service (i.e., SaaS model) when the server resides at the customers’ site. Describe the terms and identify the nature of each element included in the arrangements you offer. In addition, consider clarifying the accounting literature you rely upon in your revenue recognition accounting policy disclosure.

Company Response:

The Company applies ASC 985-605 and SAB Topic 13A to its revenue arrangements. The Company considered the following in arriving at the appropriate accounting standards to apply:

The Company’s arrangements consist of software that resides at both the Company’s datacenter and on the applicable customers’ networks. On the customers’ site we connect to their network via an appliance called a ZixGateway server or a virtual ZixGateway. In both cases (i.e., physical or virtual servers), the appliances are owned by Zix and not sold to the customer. Both endpoints (the software installed at the Company’s datacenter and the ZixGateway located on the customer’s site) are needed for the email encryption solution to operate. The email encryption solution is not an entirely hosted service nor is it entirely licensed software sold, although such solution has characteristics of both. For this reason, the Company does not apply ASC 985-605-55-119 through ASC-605-55-124 (Hosting Arrangements) to our software arrangements as our services must reside in part on the customers’ networks and are therefore outside the scope of that guidance.

The Company does, however, consider its software arrangements to be more than incidental to the service as a whole as defined in 985-605-15-3 because our software arrangements are the focus of our marketing efforts. In this regard, we focus our marketing efforts on “best method of delivery”, “transparent email encryption” and the “Zix encryption network.” These are key product benefits that differentiate the Company’s solutions from our competitors’ solutions and are enabled by the Company’s software which accesses information1 in our datacenter and in our customers’ networks.

[1]	Information accessed in customers’ networks includes email streams, encryption filters, private encryption keys and availability of secure communication lines. Information in the Company’s datacenter includes public encryption keys and best method of delivery which determines the most secure and transparent method to deliver customer emails.

U.S. Securities and Exchange Commission

February 3, 2016

Additionally, because our services are delivered on a continuous basis over a contract period (typically one to three years), we recognize revenue on a straight-line basis over the term of the contract in accordance with SAB Topic 13A.

The Company’s offering requires both a hosted portion and a customer portion to provide the benefits of the Company’s solution. Given the inherent attribute of our service (where software resides both on the customer premise and our datacenter), the Company agrees and will consider clarifying the accounting literature the Company relies on in the revenue recognition accounting policy disclosure going forward.

Software Development Costs, page F-9

Staff Comment:

2.	You indicate in the second paragraph of your response to prior comment 1 that you are not selling a software license, but a subscription to a service. Accordingly, since your software is utilized in providing services, tell us what consideration you gave to the guidance in ASC 985-605-55-125 and ASC 985-20-55-2 that the development costs of the software should be accounted for in accordance with ASC 350-40. In this regard, if your revenue arrangements are not within the scope of ASC 985-605, software development costs should not be accounted for under ASC 985-20. Also tell us what consideration you gave to the guidance in ASC 350-40-05-5 that if software is used by the vendor in providing the service, but the customer does not acquire the software or the future right to use it, the software is covered by ASC 350-40.

Company Response:

As indicated above in our response to Comment 1, the Company believes its service arrangements have characteristics of both hosted and non-hosted arrangements. For this reason, the Company has determined that its revenue arrangements are within the scope of ASC 985-605 and that development costs should be accounted for under ASC 985-20. The inherent attribute of having both hosted and customer network components is not specifically addressed in the accounting literature. The accounting guidance defines the accounting for development costs in (i) a hosted arrangement (ASC 350-40 internal use software) and (ii) a software for sale arrangement (ASC 985-20), but does not provide specific guidance for our situation which has characteristics of both. As such, in this situation, the Company has consistently applied the guidance in ASC 985-20 to its software development costs.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

U.S. Securities and Exchange Commission

February 3, 2016

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing addresses the Commission’s comments. Please call our Chief Financial Officer, Michael W. English at (214) 370- 2025, if you have any questions regarding the foregoing. Thank you.

Very truly yours,

/s/ Justin K. Ferguson

Justin K. Ferguson
Vice President and General Counsel

cc:	Melissa Walsh, Securities and Exchange Commission